to achieve 50% of planned operating income in his business unit, in which case he will receive his base salary and benefits for only one year following the date of termination. Under each of the contracts, the Company's obligation is reduced following an Event of Termination if the terminated executive becomes employed during the payment period.

Recent Executive Compensation Changes
       In connection with the Board of Directors' approval of the Asset Sale, the following changes in executive compensation, that were to have been effective upon the Distribution, were made. Mr. Matney's base salary was increased to $235,000 effective as of July 1, 1994 and he was granted options to purchase up to 250,000 shares of Common Stock at an excercise price equal to $14.00, the closing price on July 1, 1994, to vest over eight years at a rate of 31,250 shares per year and to expire five years after the date of vesting (approximately 50,000 non-qualified stock options of such grant being subject to share-holder approval of the Option Plan Amendment). For the 1994 fiscal year, total annual bonus for Mr. Matney will be a percentage of his base salary, such percentage to be equal to 50% of sum of (i) the percentage by which the increase (if any) in the per share price of the Common Stock from July 1, 1994 to July 1, 1995 exceeds the increase in the per share prices of the common stock of certain other companies in the Company's industry and (ii) the percentage (which if less than 25% will not result in any bonus under clause (ii) and which shall not exceed 100%) by which consolidated income from continuing operations before income taxes for fiscal 1994 exceeds $4,199,325 (the fiscal 1993 amount). Mr. Head assumed the positions of Executive Vice President, Chief Financial Officer and Treasurer of the Company, and was granted options to purchase up to 10,000 shares of Common Stock at an exercise price equal to $14.00, the closing price on July 1, 1994, to vest upon shareholder approval of the Asset Sale and expire five years after the date of grant. Mr Head's employment agreement with the Company has been extended until the second anniversary of the Asset Sale. The Company also increased the base salary of Mr. Wedaman to $150,000 effective as of July 1, 1994. The option grants to Messrs. Matney and Head to purchase up to 250,000 and 10,000 shares of Common Stock, respectively, are subject to shareholder approval of the Asset Sale.

Compensation Committee Interlocks and Insider Participation
       In 1993, Messrs. Head, Oppenheimer and List served on the Company's Compensation Committee. In 1993, Mr. Head was President and Chief Executive Officer of the Company. Mr. Head currently is Executive Vice President, Chief Financial Officer and Treasurer of the Company. Mr. Oppenheimer is President and Chief Executive Officer of HBOC which received fees from the Company totaling $109,170 and $91,600 for financial consulting services performed in 1993 and to date in 1994, respectively, and is expected to receive fees of approximately $735,000 and $280,000 (approximately $75,000 of which is included in the 1993 fees above), respectively, for consulting services rendered in connection with the Assest Sale and arranging financing in connection with the previously proposed Distribution.

BOARD COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION
       The Compensation Committee of the Company during 1993 consisted of Messrs. Head and Oppenheimer and, after election to the Board of Directors in May 1993, Mr. List and, prior to not standing for reelection in May 1993, Mr. Clifford W. Illig. The Committee met during the first quarter to review compensation arrangements and consider long term employment agreements for the executive officers of the Company and its subsidiaries. The Committee also met to review the documentation of these agreements. The Committee has not yet adopted a policy with respect to the $1,000,000 limitation of deductibility of executive compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended, since current compensation levels fall well below that amount. The Committee does not expect that the compensation of its executives will reach that threshold in the foreseeable future.